Exhibit 99.5

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	12:20 19-Jan-06

RNS Number:1751X
Wolseley PLC
19 January 2006

Following his recent appointment as Chief Executive Officer for North America, the following awards have been made today to Frank W. Roach:

1.  The Wolseley Share Option Plan 2003 (“the 2003 Plan”)

50,000 options over ordinary shares of 25 pence each in the capital of the Company have been granted at a price of 1281 pence per share.

These options have been granted under the 2003 Plan and require the satisfaction of corporate performance criteria before the options become capable of exercise. The options have been granted without the benefit of any retesting and will, therefore, lapse if the performance criteria have not been met upon maturity of the awards in January 2009.

The total number of shares over which options are held by Mr Roach following this notification (which have been granted at various option prices and on various dates) is 154,052.

2.  The Wolseley plc 2002 Long Term Incentive Scheme (“LTIS”)

A conditional allocation of 10,000 shares has been made under the LTIS. These shares will only vest upon the achievement of certain corporate performance targets measured over a three year period and no consideration is payable either at allocation or on vesting of all or part of the awards.

The total number of shares held under the LTIS by Mr Roach following this notification is 26,314.

Enquiries:

Wolseley plc
0118 929 8700

Guy Stainer – Head of Investor Relations
Mark J White – Group Company Secretary and Counsel

ends

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